UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*

Templeton Dragon Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88018T101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88018T101	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, a company incorporated under the laws of England and Wales

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
10,460,143

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
10,460,143

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,460,143

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.4%

12.	TYPE OF REPORTING PERSON
HC

CUSIP No. 88018T101	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
10,460,143

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
10,460,143

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,460,143

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.4%

12.	TYPE OF REPORTING PERSON
IA

CUSIP No. 88018T101	13G	Page 4 of 8 Pages

Item 1(a).              Name of Issuer:

Templeton Dragon Fund, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

The principal executive offices of the Fund are located at:

Templeton Dragon Fund, Inc.
c/o Franklin Templeton Investments
300 S.E. 2nd Street
Fort Lauderdale, FL 33301

Item 2(a).              Name of Person Filing:

This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds and separately managed accounts (together, the "Accounts").

The Shares to which this Schedule 13G relates are owned directly by the Accounts.

CUSIP No. 88018T101	13G	Page 5 of 8 Pages

Item 2(b).              Address of Principal Business Office or, if None, Residence:

Address for CLIG and CLIM:

77 Gracechurch
London EC3V 0AS
England

Item 2(c).              Citizenship:

CLIG - England and Wales

CLIM - England and Wales

Item 2(d).              Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).              CUSIP Number:

88018T101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1 (b)(1)(ii)(E) (for CLIM);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 88018T101	13G	Page 6 of 8 Pages

Item 4.                  Ownership.

For CLIG and CLIM:

(a)           Amount beneficially owned:

10,460,143

(b)           Percent of class:

30.4%

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:  0

(ii) Shared power to vote or to direct the vote:    10,460,143

(iii) Sole power to dispose or to direct the disposition of:  0

(iv) Shared power to dispose or to direct the disposition of:    10,460,143

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds. Each of the Funds owns less than 5% of the shares.

CUSIP No. 88018T101	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CLIG is the parent holding company of CLIM.  See also Item 3.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88018T101	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The reporting persons agree that this statement is filed on behalf of each of them.

Dated:    February 13, 2017

CITY OF LONDON INVESTMENT GROUP PLC

By:	/s/ Thomas Griffith
Name: Thomas Griffith
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Thomas Griffith
Name: Thomas Griffith
Title: Director